Exhibit 8.1

List of Principal Subsidiaries of Pingtan Marine Enterprise Ltd.

Subsidiaries	Place of Incorporation
Merchant Supreme Co., Ltd.	BVI
Prime Cheer Corporation Ltd.	Hong Kong
Pingtan Guansheng Ocean Fishing Co., Ltd.	PRC
Fujian Heyue Marine Fishing Development Co., Ltd.	PRC
Fujian Provincial Pingtan County Fishing Group Co., Ltd.	PRC
Pingtan Dingxin Fishing Information Consulting Co., Ltd.	PRC
Pingtan Yikang Global Fishery Co., Ltd.	PRC
Pingtan Shinsilkroad Fishery Co., Ltd.	PRC
Fuzhou Howcious Investment Co., Ltd	PRC
Pingtan Ocean Fishery Co., Ltd	PRC